Teva Announces FDA Acceptance of New Drug Applications for Fluticasone Propionate/Salmeterol
and Fluticasone Propionate RespiClick® Inhalers

Therapies Utilize Core Multi-Dose Dry Powder Inhaler Technology that Lowers Dosage and
Eliminates Hand-Breath Coordination During Inhalation

Jerusalem, June 28, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the company’s new drug applications (NDAs) for two products for adolescent and adult patients with asthma. The first, fluticasone propionate/salmeterol, is a fixed-dose combination inhaled corticosteroid (ICS) and long-acting beta agonist (LABA) delivered via Teva’s RespiClick® breath-actuated, multi-dose dry powder inhaler (MDPI). The second, fluticasone propionate, is an ICS monotherapy also delivered via the RespiClick® device.

“The FDA acceptance of these two filings represents an exciting time for Teva’s specialty respiratory medicines business as we integrate both fixed dose combination and monotherapy into our core, breath-actuated RespiClick device,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “By utilizing our RespiClick inhaler platform, we will be able to deliver these established medications at a lower dosage while eliminating the need for hand-breath coordination during inhalation. We are pleased to proceed with the review of these applications, aiming to ultimately provide a complete breath-actuated asthma management system to help meet the needs of patients with asthma.”

The NDAs for fluticasone propionate/salmeterol RespiClick and fluticasone propionate RespiClick are supported by data from Teva’s clinical development program, including data from three Phase III trials which evaluated the efficacy and safety of the treatments in adolescent and adult patients with asthma. In the double-blind studies, both therapies showed clinically relevant and greater benefit compared with placebo in the improvement of lung function as measured by Forced Expiratory Volume in one second (FEV1). Safety profiles for fluticasone propionate/salmeterol RespiClick and fluticasone propionate RespiClick were found to be generally comparable to placebo and the majority of adverse events were mild to moderate in severity. In clinical trials for fluticasone propionate/salmeterol RespiClick, the most common adverse reactions (incidence 3%) were nasopharyngitis, headache, cough, oral candidiasis and back pain. In fluticasone propionate RespiClick clinical trials, the most common adverse reactions (incidence 3%) were nasopharyngitis, headache, cough, oral candidiasis and upper respiratory tract infection.

The NDAs for fluticasone propionate/salmeterol RespiClick and fluticasone propionate RespiClick have been accepted by the FDA for standard review with FDA Regulatory Action expected during the first quarter of 2017.

About Asthma
Asthma is a chronic (long term) disease usually characterized by airway inflammation and narrowing of the airways, which can vary over time. Asthma may cause recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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